[redacted]

13013246

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-872944~~ 29452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abraham & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 47th Street Ct. NW
(No. and Street)

Gig Harbor, WA 98335
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kye Abraham (253) 851-7486
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HJ & Associates, LLC
(Name – *if individual, state last, first, middle name*)

50 West Broadway, Ste. 600 Salt Lake City, UT 84101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kye Abraham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abraham & Co., Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

NANETTE K. ABRAHAM NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 02-14-16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ABRAHAM & CO., INC.

FINANCIAL STATEMENTS

December 31, 2012

CONTENTS

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Abraham & Co., Inc.
Gig Harbor, Washington

Report on the Financial Statements

We have audited the accompanying balance sheet of Abraham & Co., Inc. as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abraham & Co., Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 28, 2013

ABRAHAM & CO., INC.
Statement of Financial Condition

ASSETS

		December 31, 2012
CURRENT ASSETS		
Cash	$	15,515
Cash deposit with clearing organization		10,610
Due from affiliate and related party		43,500
Commissions receivable		251
Prepaid expenses		347
Marketable securities, at fair value		70
Investment in affiliate company at fair value		40,632
Total Current Assets		110,925
Equipment and software at cost, net of accumulated depreciation of $8,522		1,794
Total Assets	$	112,719

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable, accrued expenses, and other liabilities	$	2,601
Due to affiliates		5,983
Total Current Liabilities		8,584
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value, authorized 20,000 shares, issued 12,800 shares		12,800
Additional paid-in capital		241,243
Accumulated deficit		(149,908)
Total Stockholder's Equity		104,135
TOTAL CURRENT LIABILITIES AND STOCKHOLDER'S EQUITY	$	112,719

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Operations

		For the Year Ended December 31, 2012
REVENUES		
Commissions	$	3,819
Commissions from related party		7,433
Management services		18,933
Administrative fees charged to related parties		18,000
Total Revenue		48,185
OPERATING EXPENSES		
General and administrative expense		22,941
Compensation expense		28,000
Commission expense		770
Depreciation		1,370
Unrealized loss on marketable securities		9
Unrealized loss on marketable securities on investment in affiliate company		6,756
Total Operating Expenses		59,846
LOSS BEFORE OTHER EXPENSES AND INCOME TAX EXPENSE		(11,661)
OTHER EXPENSE		
Interest expense		345
LOSS BEFORE INCOME TAXES		(12,006)
INCOME TAX EXPENSE		(860)
NET LOSS	$	(12,866)
BASIC AND DILUTED LOSS PER SHARE	$	(1.01)
WEIGHTED AVERAGE SHARES OUTSTANDING		12,800

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

	Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Capital	Deficit
Balance at December 31, 2011	12,800	$ 12,800	$ 213,243	$ (137,042)
Wages contributed to capital	-	-	28,000	-
Net loss for year ended December 31, 2012	-	-	-	(12,866)
Balance at December 31, 2012	12,800	$ 12,800	$ 241,243	$ (149,908)

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Cash Flows

	For the Year Ended December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (12,866)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Wages contributed to capital	28,000
Depreciation expense	1,370
Unrealized loss on investment in affiliate company	6,756
Unrealized loss on marketable securities	9
Changes in operating assets and liabilities:	
Increase in commissions receivable	(89)
Increase in prepaid expenses	(347)
Increase in due from affiliate and related party	(11,900)
Increase in due to affiliate and related party	5,983
Increase in accounts payable and accrued expenses	641
Net Cash Provided by Operating Activities	17,557
CASH FLOWS USED BY INVESTING ACTIVITIES	
Purchase of equipment	(2,332)
Net Cash Used by Investing Activities	(2,332)
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET INCREASE IN CASH	15,225
CASH, BEGINNING OF YEAR	290
CASH, END OF YEAR	$ 15,515
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
CASH PAID FOR:	
Interest	$ 345
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Abraham & Co., Inc., a Washington corporation, is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934. The Company engages in the general retail securities business. It also provides management and administrative services to a related entity. The Company's source of customers is through its sole employee who is also the Company's sole stockholder. The Company has one office located in Gig Harbor, Washington.

All securities transactions, with the exception of concessions transactions, are cleared through another broker/dealer on a fully disclosed basis. The Company does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

Income and Expense Recognition

The Company records income and expense on the accrual basis. Commission revenue and expense, net of clearing fees, are reflected in these financial statements on a trade date basis.

Securities Transactions

The Company has classified all marketable securities as trading. As such, all securities are carried at fair market value. Gains or losses are determined using a first-in-first-out valuation methodology.

During the year ended December 31, 2012, the Company recorded an unrealized loss of $9 on its marketable securities and an unrealized loss of $6,756 on its investment in an affiliate company.

Federal Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax assets are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Federal Income Taxes (Continued)

The provision (benefit) for income taxes for the years ended December 31, 2012 consists of the following:

Federal:		
Current	$	860
Deferred		-
State:		
Current		-
Deferred		-
	$	860

The net deferred tax liability consists of the following components at December 31, 2012:

Depreciation	$	-
Valuation allowance		-
Net deferred tax liability	$	-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 15% to pretax income from continuing operations for the year ended December 31, 2012 due to the following:

Book loss		(1,801)
Unrealized loss on marketable securities		1,015
Depreciation		(86)
Contributed capital		4,200
Meals and entertainment		32
Net operating loss carryforward		(2,370)
Rate change variance		(130)
Provision for federal income tax	$	860

Cash and Cash Equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three years.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from Clearing Organization, Net

Amounts receivable from the Company's clearing organization consist of the net amounts receivable for commissions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BASIC LOSS PER SHARE

Basic loss per share of common stock was computed by dividing the net loss by the weighted average number of common shares outstanding for the year. Diluted loss per share is not presented because the Company has not issued any potentially dilutive common shares. The weighted average number of common shares outstanding for the year ended December 31, 2012, was 12,800.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $47,808 which was $42,808 in excess of its required net capital of $5,000.

NOTE 4 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by sending all funds and securities to the correspondent broker/dealer who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities

NOTE 5 - RELATED PARTY TRANSACTIONS

The sole shareholder of the Company has a controlling interest in, and is president of, another corporation. During the year ended December 31, 2012, the Company earned $18,000 in administrative fees for services provided to this corporation.

During the year ended December 31, 2012, the Company brokered a sale of related party holdings in a third party company, earning a commission of $7,433. As a result of the timing of proceeds distribution from the sale, the Company has $5,983 in amounts payable to related parties that was paid in January 2013.

NOTE 5 - RELATED PARTY TRANSACTIONS (CONTINUED)

During the year ended December 31, 2012, the Company's President contributed $28,000 in estimated value for services rendered to the Company to capital in lieu of cash payment.

NOTE 6 - SUBSEQUENT EVENTS

Management performed an evaluation of Company activity through February 28, 2013 and has concluded that there are no further events requiring disclosure through the date these financial statements are issued.

ABRAHAM & CO., INC.
Schedule I
Computation under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2012

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 104,135
Non-allowable assets:	
Fixed assets net of accumulated depreciation	(1,794)
Prepaid assets	(347)
Due from affiliate	(43,500)
Other deductions pursuant to subparagraph (c)(2)(i) of Rule 15c3-1	(10,686)
Net Capital	$ 47,808

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 8,584
Aggregate Indebtedness	$ 8,584

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 572
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 42,808
Ratio: Aggregate indebtedness to net capital	15.01 to 1.00

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report	$ 48,670
Income tax provision	(860)
Miscellaneous rounding	(2)
Net Capital Per Above	$ 47,808

ABRAHAM & CO., INC.
Schedule II
Computation under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2012

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Board of Directors
Abraham & Co., Inc.
Gig Harbor, Washington

In planning and performing our audit of the financial statements of Abraham & Co., Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012 and this report does not affect our report thereon dated February 28, 2013.

> One of the basic elements of a satisfactory system of internal control is an organization which provides appropriate segregation of duties. Because of the limited size of the Company, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 28, 2013